UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

____________________

Global Clean Energy Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

378989206
(CUSIP Number)

ExxonMobil Renewables LLC
22777 Springwoods Village Parkway
Spring, TX 77389
with copies to: Louis Goldberg Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2024
(Date of Event Which Requires Filing of This Statement)

____________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 378989206

1	NAME OF REPORTING PERSON ExxonMobil Renewables LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14	TYPE OF REPORTING PERSON OO

(1)	All calculations herein of the percentage of Common Stock beneficially owned are based on a total of 50,182,233 shares of Common Stock issued and outstanding as of May 13, 2024, as reported on the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission by the Issuer on May 15, 2024 (the “Form 10-Q”).

CUSIP No. 378989206

1	NAME OF REPORTING PERSON Exxon Mobil Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14	TYPE OF REPORTING PERSON CO
(1)	All calculations herein of the percentage of Common Stock beneficially owned are based on a total of 50,182,233 shares of Common Stock issued and outstanding as of May 13, 2024, as reported on the Form 10-Q.

Introduction

This Amendment No. 4 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on April 29, 2022 (the “Original Schedule 13D”, as amended on August 9, 2022 (“Amendment No. 1”), as further amended on March 2, 2023 (“Amendment No. 2”), as further amended on May 19, 2023 (“Amendment No. 3”) and, as further amended and supplemented by this Amendment, the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D, Amendment No. 1, Amendment No. 2 or Amendment No. 3. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D, Amendment No. 1, Amendment No. 2 or Amendment No. 3, as applicable. This Schedule 13D relates to the shares of common stock (“Common Stock”) of Global Clean Energy Holdings, Inc., a Delaware corporation (the “Issuer”), having its principal executive office at 6451 Rosedale Hwy, Bakersfield, CA 93308.

The Reporting Persons no longer beneficially own any of the Common Stock. Therefore, this Amendment constitutes the final amendment to the Reporting Persons’ Schedule 13D and an exit filing for the Reporting Persons.

Item 1. Security and Issuer.

Item 1 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

This statement of beneficial ownership on Schedule 13D relates to the common stock (“Common Stock”) of Global Clean Energy Holdings, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 6451 Rosedale Hwy, Bakersfield, CA 93308.

Item 4. Purpose of Transaction

This Amendment amends and supplements Item 4 of the Original Schedule 13D (as amended by Amendment No. 2 and Amendment No. 3) to add the following new paragraphs at the end of Item 4 (following the paragraphs added to Item 4 by Amendment No. 3):

On June 25, 2024 (the “Effective Date”), the Issuer, Bakersfield Renewable Fuels, LLC, a wholly-owned subsidiary of the Issuer (“BKRF”), Sustainable Oils, Inc., a wholly-owned subsidiary of the Issuer (“SusOils,” and collectively with the Issuer, BKRF, and the Issuer’s other direct and indirect subsidiaries, the “Company Parties”) and the Reporting Persons entered into a Settlement and Mutual Release Agreement (the “Settlement Agreement”) to fully resolve certain disputes between them, including with regard to (i) that certain Product Offtake Agreement, dated April 19, 2019, by and between BKRF and ExxonMobil Oil Corporation (as amended, the “POA”), (ii) that certain Term Purchase Agreement, dated April 20, 2021, by and between BKRF and ExxonMobil Oil Corporation (as amended, the “TPA”), (iii) the Issuer’s Certificate of Designations of Series C Preferred Stock (the “COD”), (iv) ExxonMobil Renewables LLC’s (“ExxonMobil Renewables”) complaint against the Issuer in the Court of Chancery of the State of Delaware (“Delaware Chancery Court”) captioned ExxonMobil Renewables LLC v. Global Clean Energy Holdings, Inc., C.A. No. 2023-0260-PAF (the “Section 220 Action”), and (v) any other agreement and commercial arrangement entered into between the parties prior to the Effective Date concerning the conversion by the Issuer of an existing refinery in Bakersfield, California into a renewable fuels facility (such conversion, the “Project”).

Pursuant to the terms of the Settlement Agreement, the Issuer paid the Reporting Persons $18,263,086.12 (the “Settlement Payment”). In consideration of the Settlement Payment, and subject to the terms and conditions of the Settlement Agreement, the Issuer and the Reporting Persons have agreed, among other things, (i) that, to the extent not already terminated prior to the Effective Date, the POA, TPA and all other agreements and commercial arrangements set forth on Annex I of the Settlement Agreement would be terminated effective as of the Effective Date, (ii) all 125,000 shares of the Issuer’s Series C Preferred Stock beneficially and legally owned by ExxonMobil Renewables, and all warrants and other equity rights held by ExxonMobil Renewables, were automatically cancelled as of the Effective Date and (iii) all rights granted to ExxonMobil Renewables pursuant to the terms of the Series C Preferred Stock were also terminated as of the Effective Date, and ExxonMobil Renewables waived any rights to the payment of any accrued or unpaid dividends in respect thereof. The Settlement Agreement also provides for mutual releases of all claims through the Effective Date arising out of or relating to the Project, any assistance or collaboration related to the Project, camelina or cover crops, the agreements and commercial arrangements described in Annex I, and the Section 220 Action, and in furtherance thereof, ExxonMobil Renewables LLC and the Issuer have agreed to file with the Delaware Chancery Court a stipulation, motion or similar document to dismiss the Section 220 Action with prejudice.

In furtherance of the Settlement Agreement, the Reporting Persons’ Preferred Directors and Preferred Committee Observers (each as defined in the COD) have resigned from the Issuer’s board of directors (and each committee thereof) and the Reporting Persons’ no longer have any rights to designate any Preferred Directors or Preferred Committee Observers.

The Settlement Agreement also provides that if the Settlement Payment or any other of the Company Parties’ obligations under the Settlement Agreement are avoided or rescinded for any reason (including, but not limited to, through the exercise of a trustee’s avoidance powers under the Bankruptcy Code), or if the Reporting Persons are required to return, disgorge, or otherwise remit any of the Settlement Payment, in either case, by a court of law, then (i) the mutual releases will be void ab initio and (ii) the Reporting Persons’ Series C Preferred Stock, warrants, and other equity rights will be reinstated in full force and effect as if the Settlement Agreement had never been entered into. ExxonMobil Renewables will also have rights to refile the Section 220 Action.

Item 5. Interest in Securities of the Issuer.

This Amendment amends and restates Item 5 of the Original Schedule 13D (as amended and restated by Amendment No. 1) in its entirety as follows:

(a)	The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference. The Reporting Persons are the beneficial owners for Exxon Mobil Corporation, of 0 shares of Common Stock, and for ExxonMobil Renewables LLC, of 0 shares of Common Stock. Such number of shares of Common Stock represent 0.0% and 0.0% respectively of the shares of Common Stock outstanding based on 50,182,233 shares of Common Stock issued and outstanding as of May 13, 2024, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission by the Issuer on May 15, 2024.

(b)	For information on the Reporting Persons’ powers to vote and dispose of such shares, see rows 7 to 10 of the cover pages to this Schedule 13D.

(c)	Other than as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions in Common Stock during the past 60 days.

(d)	To the best knowledge of the Reporting Persons, no one other than the Reporting Persons and their respective members and affiliates has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.

(e)	As of the Effective Date, the Reporting Persons ceased to be the beneficial owners of any shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Amendment amends and supplements Item 6 of the Original Schedule 13D (as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3) to add the following new paragraph to the end of Item 6:

The information in the final three paragraphs of Item 4 of this Schedule 13D is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit7.1	Settlement and Mutual Release Agreement, dated as of June 25, 2024, by and among the Issuer, Bakersfield Renewable Fuels, LLC, Sustainable Oils, Inc., ExxonMobil Renewables LLC and ExxonMobil Oil Corporation.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: June 26, 2024

EXXONMOBIL RENEWABLES LLC By: Exxon Mobil Corporation Its: Sole Member

By:	/s/ James R. Chapman
	Name:	James R. Chapman
	Title:	Vice President, Treasurer and Investor Relations of Exxon Mobil Corporation

EXXON MOBIL CORPORATION

By:	/s/ James R. Chapman
	Name:	James R. Chapman
	Title:	Vice President, Treasurer and Investor Relations of Exxon Mobil Corporation